BAKER & McKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
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Stockholm
Vienna
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North & South America
Bogota
Brasilia
Buenos Aires
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Caracas
Chicago
Dallas
Guadalajara
Houston
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Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
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Valencia
Washington, DC

August 27, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Investor's Guide, 2004

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 8/30

BELLUNA



Strive and Progress for Success



INVESTORS' GUIDE 2004

BELLUNA CO., LTD.

Profile

Belluna Co., Ltd. is an integrated mail order sales company that offers a broad array of products and services in clothing, foods, living and entertainment, through catalogues and the mass media.

Based on the corporate philosophy we adopted at our founding, namely that we shall contribute to society by offering "highly convenient, economical and fashion-oriented services", we have constantly set up new business areas, while improving and expanding our services. In 1994, our Company became the first mail order sales company in the Kanto region to make an initial public offering, and since March 2000 our stocks have been listed on the first section of the Tokyo Stock Exchange. Today, we maintain the highest level of growth and profitability in the Japanese mail order sales industry, with twelve consecutive years of sales and income growth.

In our core Catalogue Business, which accounts for more than 70% of sales, we have won the support of women from their 40s to 60s. We have attained an overwhelming lead in this market. We continue to develop new business areas, by fully leveraging the expertise in customer lists we cultivated in our Catalogue Business.

Belluna Co., Ltd. will continue to offer products and services that expand the choice of clothing, foods, living and entertainment available to customers remaining a pioneer in this regard and operating from an international perspective. With this focus, we aim to become an outstanding company that achieves a balance among stability, growth, consistency, profitability and activity.

Continually good performance

Contents

P1 Financial Highlights
P2 To Our Shareholders
P3 Belluna's Features, Strengths and Strategies
P7 Business at a Glance
P8 Six-year Summary
P9 Financial Review
P10 Consolidated Balance Sheets
P12 Consolidated Statements of Income
P13 Consolidated Statements of Retained Earnings
P14 Consolidated Statements of Cash Flows
P15 Notes to Consolidated Financial Statements
P17 Corporate Data
Board of Directors & Corporate Auditors
Investor Information
Topics



BELLUNA Vol.69
Lefrant Vol.54
Sutekina-Seikatsu Vol.27
RyuRyu Vol.01
LUAR 04 Autumn and Winter Issue
Life Market Vol.04

Disclaimer Regarding Forward-Looking Statements

The statements made in this Investors' Guide are given solely to provide information regarding the business performance of Belluna Co., Ltd. during fiscal year 2003 (ended in March 2004) and not to solicit investment in our company's stock. Any Statements with respect to Belluna's current plans, strategies and beliefs are forward-looking statements based upon information available as of March 31, 2004, and involve known and unknown risks and uncertainties. Actual events and results may differ materially from those anticipated in these statements.

Financial Highlights

Beiiuna Co.,Ltd. and Consolidated Subsidiaries

Net sales and growth ratio



Net sales
Growth ratio
Millions of yen
%
120,000
100,000
80,000
60,000
40,000
20,000
0
30
25
20
15
10
5
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

Note: Data from 1995 to 1999 are shown on a non-consolidated basis.

Operating income



Millions of yen
12,000
10,000
8,000
6,000
4,000
2,000
0
'00
'01
'02
'03
'04

Net income



Millions of yen
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'00
'01
'02
'03
'04

Total assets



Millions of yen
10,000
8,000
6,000
4,000
2,000
0
'00
'01
'02
'03
'04

Total shareholders' equity and equity ratio



Millions of yen
Total shareholders' equity
Equity ratio
%
5,000
4,000
3,000
2,000
1,000
0
50
40
30
20
10
'00
'01
'02
'03
'04

Continually good performance



	Millions of yen		Thousands of U.S. dollars
Years ended March 31,2004 and 2003	2004	2003	2004
Net sales	**¥ 109,626**	¥ 105,126	**$ 1,037,241**
Operating income	**10,169**	10,684	**96,215**
Net income	**6,490**	6,253	**61,406**
Total assets	**93,256**	56,255	**882,354**
Shareholders' equity	**42,703**	37,342	**404,040**
Dividends	**530**	489	**5,015**

Per share data	yen		U.S. dollars
Adjusted net income	**¥ 306.57**	¥ 295.36	**$ 2.90**
Dividends	**25**	25	**0.24**
Shareholders' equity	**2,035.47**	1,760.57	**19.26**

Note: Calculation based on the exchange rate of U.S. $1=¥105.69(March 31, 204).

To Our Shareholders

The consolidated results of our Company for the term under review included a 4.3% rise in net sales from the previous term, to 109.6 billion yen, a 3.2% increase in ordinary income, to 11.1 billion yen, and a 3.7% rise in net income, to 6.4 billion yen. This term marked the twelfth consecutive year of gains in both sales and income, which started before the Company's IPO. We have also maintained our leading position among Japanese integrated mail order sales companies in terms of net income for the fourth straight year.

Despite these results, the term proved extremely challenging, as our performance in both sales and income fell short of plans. But we view this difficult environment as an opportunity, and I am determined to return to the basics of our businesses. We will effectively deal with the issues confronting us and offer products and services that meet the needs of our customers, at appropriate prices. By consolidating our foothold, we will prepare for future opportunities for rapid growth. The Company will continue to put into practice its focus on "customer-oriented and customer-coherent" businesses.

Strive for excellence

Summary for the Term

Positive factors included steady year-on-year growth of 7.9% in the number of active customers (who made purchases within the last two years), primarily women in their 40s to 60s, to about 3,980,000 persons. Another key contribution came from highly profitable affiliates including Ozio Co., Ltd. and Refre Co., Ltd. (which changed its company name in April 2004, from Toyo Kampo Co., Ltd.)

Negative factors included sluggish sales growth in the catalogue business, in spite of an increase in membership. Results from the TV shopping business also fell short of plans.

Industry Trends

The Japanese mail order sales industry has been expanding at an annual rate of about 5% over the past four years, and the market is expected to maintain this stable growth. This expansion reflects the significant growth in the Internet sales business, as well as the strong performances of leaders in cosmetics, health foods and B-to-B sales, which have emerged as winners in their industries. Recent years have witnessed a clearer distinction between profitable and unprofitable businesses.

Enhancing Corporate Value

Our Company will continue its sincere focus on bolstering customer satisfaction, making use of the strengths described below. We believe that this initiative will enable the Company to continue to grow, enhancing corporate value. We believe that this is the most important obligation that management has with respect to its shareholders.

Our Company shall continue to fulfill its obligation to faithfully disclose information about the Company and its businesses. In doing so, we aim to win the understanding and appreciation of our stakeholders.



Kiyoshi Yasuno

Kiyoshi Yasuno
President and Representative Director

1. Customer development capability and securing customers through utilization of this capability.

We have obtained new customers at low cost using targeted approach methods. This customer development capability has supported Belluna's growth.

Customer databases collected are being used for other business areas, reducing the costs of developing customers and contributing toward greater profitability.

2. "Cultivation style business" policy

Our strength also lies in our growth strategy, which focuses on organic linkages among businesses. We also cultivate segments that are currently underperforming, but which are sound and show promise. We focus on balanced management over the short, medium and long terms.

Moreover, when we establish a new business, we repeatedly test it with a minimum investment, aiming to generate profits over the long term.

3. Effective cost control

Media costs

Our business approach always keeps in mind the balance between cost and effect, to attain the contradictory targets of growth and profits simultaneously. The critical point here is the media costs. We have kept the costs to within appropriate levels.

Cost price

We have steadily reduced the cost price ratio each term, by maintaining and improving quality and inventory risks which are in a trade-off.



1. Customer development capability and securing customers through utilization of this capability

We have obtained new customers using optimum approach methods targeting each age group. This ability to develop customers has been a key factor in Belluna's growth.

We also use our customer databases for other areas of business, reducing the costs of finding new customers and contributing toward greater profitability.

Target	Development method	Media
Women in the 20s	Sold as fashion magazines	*Ryu Ryu, Racy, Chez Moi*
Women in the 30s	Distribution of free catalogues	*Luar, Pure Palette, Sutekina-Zakka to Interior*
Women in the 40s to 60s	Insert leaflets in newspapers	*Belluna, Lefrant, Sutekina-Seikatsu*

In other words, selected customer databases are shared among different segments, thereby increasing the frequency of customer list usage in the most effective way. Consequently, organic linkages are formed among related segments with the customer databases at the core, expanding each of the segments. This enables our Company to offer a broad array of services, contributing to customer convenience. As a result, our Company can function as an attractive service provider for customers.

This approach has enabled us to develop a number of businesses in a way that is not susceptible to external factors. This operating structure has contributed toward stable results.

Database for women from their 40s to 60s


New customers
Active members
Unit: 1,000 persons
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'02
'03
'04


Customer list
Mail order sales
Store development
Overseas business development
Exhibition sales
TV shopping
Internet business
Belluna Direct
Finance business







2. "Cultivation style business" policy

We endeavor to form organic linkages among our businesses when we develop them. We also develop new businesses that show promise and potential over the long term, even if they are currently underperforming. New businesses being cultivated include a catalogue business targeting women in their 30s, exhibition sales and on-line shopping.

Our basic policy for business development involves repeated tests with a small initial investment and concentrated investment of our resources once success is foreseeable, to generate substantial profits. We assume a comparatively long term of three to five years before profits are actually generated.

As can be seen, we aim for balanced operations to meet our objectives in the short, medium and long terms.

Developing business with a balance between short- and mid- to long-term objectives

(1) Profitable segments: 70 to 80%

(2) Balanced segments: 10%

(3) Segments with anticipatory investment: 10 to 20%

* The percentages are rough estimates, and do not accurately reflect actual figures.







3. Effective cost control

The Company has endeavored to maintain and improve its operating margin, by implementing comprehensive cost control measures. Emphasis is being placed on media costs and the cost to sales ratio.

Media costs

The Company has controlled media costs with consideration given to the balance between growth and profitability, after accurately identifying the situation at each business. We have set an appropriate media cost margin at 23.5-24.5%, and have ensured that costs remain within the range.

Cost to sales ratio

The cost to sales ratio for the March 2004 term declined 0.7% from the previous term, to 42.9%. Contributing factors included a change in the margin mix that accompanied rapid growth in subsidiaries with high gross margins, as well as the expansion of OEM and developed and imported products. We aim to achieve another 2-3% decline in the cost to sales ratio over the next few years by comprehensively reviewing our methods of product procurement.


% ○Media Cost Margin (Non-consolidated)
28
26
24
22
20
Target range
'98
'99
'00
'01
'02
'03
'04


% ○Cost to Sales Ratio (Consolidated)
48
47
46
45
44
43
42
'98
'99
'00
'01
'02
'03
'04

Note: Data from 1998 to 1999 are shown on a non-consolidated basis.



Business at a Glance



Consolidated Sales by Segment
Hanpu Business (Monthly Delivery Service)
Catalogue Business
Single-item Mail Order Sales
Financial Service
Other Business
2002
¥90,016 million
74.6%
10.9% 7.9% 5.1% 2.0%
2003
¥105,126 million
72.8%
9.9% 10.6% 4.4% 2.6%
2004
¥109,626 million
72.9%
9.9% 8.7% 4.4% 4.4%

	Outline	Operating Results / Strategy
Catalogue Business 	A mail order shopping service for general merchandise using catalogues and other media. The Catalogue Business is the core business of our Company. Principal products handled include clothes, household furnishings, accessories and so on.	Income decreased while revenue increased, as net sales rose 4.4% YoY and operating income fell 22.6% YoY.The important factor was the substantial increase in selling, general and administrative costs. In fiscal 2004, we will take a number of measures, including a revision of plans and designs of catalogues and products, as well as cultivating and consolidating new media targeting women in their 20s (*Ryu Ryu*), 30s (*Luar*) and other on-line shopping sites.
Hanpu Business* (Monthly Delivery Service) 	A mail order shopping service using catalogues and other means, in which food and gardening products are delivered regularly over a certain period. We have also issued catalogues, including *Ikiiki Kazoku, My Wine Club* and *Kyo no Aji Dayori.*	Foods and wine showed steady growth. Net sales rose 4.2% YoY, and operating income rose 2.8% YoY. We will continue striving to bolster the quality of the products we sell, and to develop regular products that are sold repeatedly and continuously. *Monthly delivery service to customers which last for 12 months (one-year contract).
Single-item Mail Order Sales 	A mail order shopping service, specializing in certain areas, such as health foods and cosmetics, as a specialized mail order company. This business has been operated by our subsidiaries, Refre Co., Ltd. (which changed the company name from Toyo Kampo Co., Ltd.) , Ozio Co., Ltd., etc.	Net sales from the business decreased 14.7% YoY. This result was attributable to a large decrease in net sales of Friendly Co., Ltd., whose catalogue businesses were consolidated at the center of catalogue business. In contrast, operating income climbed 14.0% YoY, thanks to healthy gains in income at Refre Co., Ltd., Bell-Net International Hong Kong Ltd. and B.N. International U.S.A. Inc. From now on, we will actively seek new customers, and we will develop and consolidate products that are sold repeatedly, to increase the number of steady customers.
Financial Service 	Our Financial Services Business is a loan service mainly targeting customers of our Mail Order Shopping Business. We have set up a convenient system that responds to every need and demand of our customers.	It contributes to stability of business results and profitability as a stock business. The loan balance increased slightly. The balance at the end of the term increased by 1.7% YoY to 17.7 billion yen, and the percentage of credit losses rose 0.43 percentage points from the previous term, to 4.34%. We will enhance the convenience of our services during fiscal 2004 by implementing more stringent control in each area, and by issuing cards that can be used with bank ATMs. We will also endeavor to increase the loan balance, while keeping the percentage of credit losses at the current level.
Other Business 	Other business consists of the enclosure charge business (in which direct mail of other companies are sent with our products or catalogues), the exhibition sales business (in which kimono robes and jewelry are sold at exhibitions), the Internet business and so on.	In the exhibition sales business, the number of sales bases increased from seven at the start of the term, to 16 by the end of the term. In the enclosure charge business, sales grew steadily in line with the active pursuit of new customers and gains in the number of customer lists in possession. As a result, net sales rose 80.7% YoY, and operating income jumped 62.0% YoY. For the exhibition sales business, we plan to set up more sales bases, to expand sales significantly.

Six-year Summary

The financial statements in this investors' guide are translations of the financial statements contained in securities filings that companies that are issuers of marketable securities are required to submit to the Financial Services Agency, in accordance with Japan's securities regulations.
The financial statements are not audited by an independent certified accountant.

	Millions of yen						Thousands of U.S. dollars
Years ended March 31	1999	2000	2001	2002	2003	2004	2004
OPERATING RESULTS:							
Net sales	¥ 55,675	¥ 61,382	¥ 77,215	¥ 90,016	¥ 105,126	¥ 109,626	$ 1,037,241
Cost of sales	25,988	27,700	34,742	39,593	45,865	47,073	445,387
Gross profit	30,125	33,985	42,775	50,838	59,759	62,839	594,465
Selling, general and administrative expenses	26,663	27,765	35,194	41,631	49,074	52,670	498,344
Operating income	3,462	6,220	7,581	9,206	10,684	10,169	96,215
Net income	1,732	3,617	4,163	4,975	6,253	6,490	61,406
FINANCIAL POSITION AT YEAR-END:							
Total assets	49,883	59,164	69,893	76,940	86,255	93,256	882,354
Total liabilities	29,838	33,571	41,578	44,025	48,913	50,541	478,200
Total shareholders' equity	20,045	25,592	28,315	32,915	37,342	42,703	404,040
PER SHARE AMOUNTS:	Yen						U.S. dollars
Adjusted net income	¥ 81.82	¥ 170.86	¥ 196.63	¥ 234.98	¥ 295.36	¥ 306.57	$ 2.90
Cash dividends	17	25	25	25	25	25	0.24
Shareholders' equity	1,403.55	1,697.74	1,591.70	1,682.13	1,760.57	2,035.47	19.26
OTHER DATA:	Thousands						
Number of shares issued (thousands)	14,281	15,074	17,789	19,567	21,210	20,980	—

Notes: 1. Calculation based on the exchange rate of U.S. $1=¥105.69 (March 31, 2004).
2. Consolidated financial statements were first prepared for the year ended March 2000. Accordingly, figures for 1999 are on a non-consolidated basis, provided for reference purpose only.
3. Adjusted net income per share was calculated based on the average number of shares during the year ended March 31, 2004.
4. Number of shares issued is exclusive of treasury stock.

Cash flows
Millions of yen



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'00
'01
'02
'03
'04

Cost of sales ratio
%



50
45
40
35
30
0
'00
'01
'02
'03
'04

ROE and ROA
%



20
ROE
15
ROA
10
5
0
'00
'01
'02
'03
'04

Adjusted net income per share
Yen



350
300
250
200
150
100
50
0
'00
'01
'02
'03
'04

Financial Review

Business Results

The mail order sales industry has made strenuous efforts with the strong advances of medium and small sized companies specializing in mail order sales with which the competition has been increasing and the business environment has suffered tough conditions.

Under these circumstances, the group of the Company has endeavored to provide customers with valuable products, and improve both quality of our services and cost efficiency.

As a result, consolidated sales rose to 109,626 million yen, up 4.3% from the previous fiscal year.

Consolidated operating income decreased by 4.8% to 10,169 million yen from the fiscal year earlier; however, consolidated ordinary income increased by 2.8% to 11,092 million yen, and consolidated net income increased by 3.8% from the previous fiscal year to 6,490 million yen.

Financial Situation

a. Assets, Liabilities, and Shareholders' Equity

- The total assets increased by 7,000 million yen from the previous fiscal year, due mainly to increases in cash and deposits and tangible fixed assets.
- Liabilities increased by 1,627 million yen from the preceding fiscal year due mainly to capital expenditure through long-term borrowings.
- Shareholders' equity increased by 5,361 million yen from the fiscal year earlier because of increases in retained earnings and exercises of new share subscription rights.
- As a result, shareholders' equity ratio advanced by 2.5 percentage points to 45.8%.

b. Cash Flows

Consolidated cash and cash equivalents (Called "cash" hereafter) increased by 1,527 million yen to a year-end balance of 12,792 million yen.

Cash flows from operating activities
Cash flows from operating activities increased by 555 million yen to a year-end balance of 7,245 million yen, due to declines in purchase liabilities and other trade assets.

Cash flows from investing activities
Cash flows from investing activities decreased by 3,767 million yen year-on-year, due to decreases in expenditures for the acquisition of investment securities. Major tangible fixed assets acquired during this fiscal year consisted of the acquisition of Crista Sonezaki and the construction of new Kawagoe Mailing Center.

Cash flows from financing activities
Cash flows from financing activities amounted to 638 million yen, owing to expenditures for stock buybacks.

Business Risks

a. Statutory Regulations

Financial services is subject to "Controls and Regulations based on the Money-lending Control Law," "Law Concerning Regulatory Controls on Receipt of Capital Subscription/Deposits and Interests" and other related laws and ordinances. It is therefore anticipated that any amendments to these laws and ordinances may affect our business results, depending on the details of amendments.

b. Foreign Exchange Risks

Some of our products are imported from abroad on a foreign currency basis. Hedge transactions are made to minimize risks of exchange rate fluctuations through forward exchange contracts; however, any substantial fluctuations in foreign exchange rates may affect our business results.

Consolidated Balance Sheets

Belluna Co., Ltd. and Consolidated Subsidiaries

	Millions of yen		Thousands of U.S. dollars
March 31, 2004 and 2003	**2004**	2003	**2004**
Assets			
Current assets			
Cash and deposits at banks	**¥ 14,176**	¥ 11,512	**$ 134,128**
Notes and accounts receivable—trade	**14,369**	13,860	**135,954**
Loans receivable—trade	**17,712**	17,466	**167,584**
Marketable securities	**1,986**	2,841	**18,791**
Inventories	**7,901**	6,095	**74,756**
Deferred tax assets	**713**	427	**6,746**
Other	**2,435**	3,971	**23,039**
Allowance for doubtful accounts	**(1,247)**	(935)	**(11,799)**
Total current assets	**58,046**	55,239	**549,210**
Fixed assets			
Tangible fixed assets			
Buildings and structures	**12,279**	10,329	**116,179**
Machinery, equipment and vehicles	**280**	165	**2,649**
Furniture and fixtures	**242**	212	**2,290**
Land	**12,436**	11,677	**117,665**
Construction in progress	**358**	934	**3,387**
Total tangible fixed assets	**25,598**	23,319	**242,199**
Intangible fixed assets	**1,009**	465	**9,547**
Total intangible fixed assets	**1,009**	465	**9,547**
Investment and other assets			
Investments in securities	**4,867**	4,912	**46,050**
Long-term loans receivable	**750**	224	**7,096**
Investments in unions and funds	**2,127**	1,336	**20,125**
Deferred income tax assets	**65**	158	**615**
Other	**905**	645	**8,563**
Allowance for doubtful accounts	**(114)**	(45)	**(1,079)**
Total investment and other assets	**8,601**	7,231	**81,380**
Total fixed assets	**35,209**	31,016	**333,135**
Total assets	**¥ 93,256**	¥ 86,255	**$ 882,354**

March 31, 2004 and 2003	Millions of yen 2004	 2003	Thousands of U.S. dollars 2004
Liabilities			
Current liabilities			
Notes and accounts payable—trade	**¥ 24,308**	¥ 24,430	**$ 229,993**
Short-term borrowings	**2,193**	2,245	**20,749**
Accrued expenses	**4,621**	4,450	**43,722**
Corporation and inhabitants taxes payable	**2,621**	2,558	**24,799**
Accrued bonuses	**466**	412	**4,409**
Allowance for returned goods	**135**	–	**1,277**
Other	**1,482**	1,338	**14,022**
Total current liabilities	**35,829**	35,434	**339,001**
Long-term liabilities			
Bonds	**5,000**	5,000	**47,308**
Convertible bonds	**5,000**	5,000	**47,308**
Long-term borrowings	**3,280**	2,756	**31,034**
Reserve for retirement benefits	**69**	44	**653**
Reserve for retirement benefits for directors and corporate auditors	**222**	213	**2,100**
Reserve for new share subscription right	**134**	–	**1,268**
Other	**1,004**	464	**9,499**
Total long-term liabilities	**14,711**	13,478	**139,190**
Total liabilities	**50,541**	48,913	**478,200**
Minority interests			
Minority interests	**11**	–	**104**
Shareholders' equity			
Capital stock	**7,114**	6,773	**67,310**
Capital surplus	**7,511**	7,169	**71,066**
Retained earnings	**30,594**	24,633	**289,469**
Difference on revaluation of other marketable securities	**183**	(23)	**1,731**
Translation adjustments	**(59)**	22	**(558)**
Treasury stock	**(2,641)**	(1,233)	**(24,988)**
Total shareholders' equity	**42,703**	37,342	**404,040**
Total liabilities and shareholders' equity	**¥ 93,256**	¥ 86,255	**$ 882,354**

Consolidated Statements of Income

Belluna Co., Ltd. and Consolidated Subsidiaries

	Millions of yen		Thousands of U.S. dollars
Years ended March 31, 2004 and 2003	2004	2003	2004
Net sales	¥ 109,626	¥ 105,126	$ 1,037,241
Cost of sales	47,073	45,865	445,387
Gross margin	62,553	59,261	591,854
Allowance for returned goods	135	–	1,277
Adjustments for installment sales			
Reversal of unrealized profits on installment sales	421	919	3,983
Deferral of unrealized profits on installment sales	–	421	–
Gross profit	62,839	59,759	594,560
Selling, general and administrative expenses	52,670	49,074	498,344
Operating income	10,169	10,684	96,215
Non-operating income			
Interest income	186	89	1,760
Dividends received	227	7	2,148
Rent income	71	61	672
Gain on sale of investment securities	599	105	5,668
Income from cancellation of debt	60	29	568
Compensation received	51	49	483
Exchange gain	155	65	1,467
Other	251	169	2,375
Total non-operating income	1,603	578	15,167
Non-operating expenses			
Interest expense	216	205	2,044
Issuance expense of new share subscription right	144	–	1,362
Bond issuance cost	–	119	–
Loss on valuation of currency swap and option	174	–	1,646
Provision for doubtful accounts	52	9	492
Other	93	134	880
Total non-operating expenses	680	468	6,434
Ordinary income	11,092	10,793	104,948
Extraordinary gains			
Gain of sale of fixed assets	4	–	38
Gain on recovery of bad debts	36	38	341
Gain on reversal of allowance for doubtful accounts	–	22	–
Total extraordinary gains	41	61	388
Extraordinary losses			
Loss on disposal of fixed assets	10	74	95
Loss on sale of investments in securities	13	–	123
Loss on valuation of investments in securities	132	165	1,249
Loss on valuation of investments in unions and funds	10	–	95
Loss on changes in equity value of affiliated companies	1	–	9
Total extraordinary losses	168	240	1,590
Income before income taxes and minority interests	10,965	10,615	103,747
Corporation, inhabitants and enterprise taxes	4,807	4,372	45,482
Adjustment to corporation tax, etc.	(333)	(11)	(3,151)
Net income	¥ 6,490	¥ 6,253	$ 61,406

Consolidated Statements of Retained Earnings

Belluna Co., Ltd. and Consolidated Subsidiaries

	Millions of yen		Thousands of U.S. dollars
Years ended March 31, 2004 and 2003	**2004**	**2003**	**2004**
Capital surplus			
Capital surplus at beginnings of period	**¥ 7,169**	¥ 7,167	**$ 67,830**
Increase in capital surplus			
Issue of shares	**341**	–	**3,226**
Conversion of convertible bonds	**–**	2	**–**
Profit on disposition of treasury stock	**0**	–	**0**
Capital surplus at end of period	**7,511**	7,169	**71,066**
Retained earnings			
Retained earnings at beginning of period	**24,633**		**233,068**
Retained earnings at beginning of period		18,869	
Increase in retained earnings			
Net income	**6,490**	6,253	**61,406**
Decrease in retained earnings			
Dividends	**530**	489	**5,015**
Retained earnings at end of period	**¥ 30,594**	¥ 24,633	**$ 289,469**

Consolidated Statements of Cash Flows

Belluna Co., Ltd. and Consolidated Subsidiaries

	Millions of yen		Thousands of U.S. dollars
Years ended March 31, 2004 and 2003	**2004**	**2003**	**2004**
Cash flows from operating activities			
Income before income taxes and minority interests	**¥ 10,965**	¥ 10,615	**$ 103,747**
Depreciation	**1,069**	761	**10,114**
Bond issuance cost	**–**	119	**–**
Increase in allowance for returned goods	**135**	–	**1,277**
Increase in allowance for doubtful accounts	**396**	36	**3,747**
Increase in accrued bonuses	**54**	4	**511**
Increase in reserve for retirement benefits	**25**	3	**237**
Increase in reserve for retirement benefits for directors and corporate auditors	**9**	4	**85**
Interest and dividend income	**(413)**	(96)	**(3,908)**
Interest expense	**216**	205	**2,044**
Gain/loss on sale of marketable securities	**(599)**	(105)	**(5,668)**
Loss on sale of investments in securities	**14**	–	**132**
Loss on valuation of investments in securities	**132**	165	**1,249**
Loss on disposal of fixed assets	**10**	74	**95**
Loss on sale of fixed assets	**(4)**	–	**(38)**
Increase in notes and accounts receivable–trade	**(538)**	(656)	**(5,090)**
Increase in loans receivable–trade	**(251)**	(716)	**(2,375)**
Increase in inventories	**(1,817)**	(734)	**(17,192)**
(Increase)/decrease in other current assets	**1,515**	(1,395)	**14,334**
Increase/(decrease) of notes and accounts payable–trade	**(798)**	603	**(7,550)**
Increase in other current liabilities	**1,097**	1,478	**10,379**
Increase in other long-term liabilities	**540**	210	**5,109**
Other	**40**	14	**378**
Subtotal	**11,801**	10,591	**111,657**
Interest and dividends received	**401**	82	**3,794**
Interest paid	**(217)**	(210)	**(2,053)**
Payment of income taxes, etc.	**(4,739)**	(3,774)	**(44,839)**
Net cash provided by operating activities	**7,245**	6,689	**68,550**
Cash flows from investing activities			
Increase in time deposits	**(111)**	(115)	**(1,050)**
Withdrawal of time deposits	**–**	213	**–**
Expenditure for purchase of securities	**(2,800)**	(11,795)	**(26,493)**
Proceeds from sale of securities	**2,800**	11,826	**26,493**
Expenditure for purchase of tangible fixed assets	**(3,400)**	(4,111)	**(32,170)**
Proceeds from sale of tangible fixed assets	**97**	9	**918**
Expenditure for purchase of intangible fixed assets	**(498)**	(176)	**(4,712)**
Proceeds from sale of intangible fixed assets	**0**	–	**0**
Expenditure for purchase of investment securities	**(1,941)**	(4,011)	**(18,365)**
Proceeds from sale of investment securities	**2,563**	968	**24,250**
Payments for loans receivable	**(762)**	(201)	**(7,210)**
Proceeds from collection of loans receivable	**4**	75	**38**
Payments for other investments	**(1,954)**	(1,587)	**(18,489)**
Proceeds from collection of other investments	**1,009**	144	**9,547**
Net cash used in investing activities	**(4,992)**	(8,759)	**(47,232)**
Cash flows from financing activities			
Expenditure for repayment of short-term borrowings	**0**	(240)	**0**
Proceeds from long-term borrowings	**1,300**	–	**12,300**
Expenditure for repayment of long-term borrowings	**(827)**	(2,770)	**(7,825)**
Proceeds from bond issued	**–**	4,880	**–**
Payments for redemption of bonds	**–**	(4)	**–**
Proceeds from issuance of shares	**665**	–	**6,292**
Proceeds from issuance of new share subscription rights	**152**	–	**1,438**
Proceeds from sale of treasury stock	**0**	–	**0**
Expenditure for purchase of treasury stock	**(1,408)**	(1,222)	**(13,322)**
Share subscription from minority shareholders	**10**	–	**95**
Dividends paid	**(530)**	(489)	**(5,015)**
Net cash provided by/(used in) financing activities	**(638)**	153	**(6,037)**
Translation differences on cash and cash equivalents	**(86)**	(55)	**(814)**
Increase/(decrease) in cash and cash equivalents	**1,527**	(1,971)	**14,448**
Cash and cash equivalents at beginning of period	**11,265**	13,236	**106,585**
Cash and cash equivelents at end of period	**¥ 12,792**	¥ 11,265	**$ 121,033**

Notes to Consolidated Financial Statements

Belluna Co., Ltd. and Consolidated Subsidiaries

1. BASIS OF PRESENTING FINANCIAL STATEMENTS

Belluna Co., Ltd. (the "Company") and its consolidated subsidiaries, all Japanese corporations, maintain their records and prepare their financial statements in Japanese yen.

The accompanying financial statements are based on the financial statements prepared for domestic Japanese purposes, in accordance with the provisions of the Securities and Exchange Law of Japan and accounting principles generally accepted in Japan, and filed with the Minister of Finance of Japan and stock exchanges in Japan. Certain modifications have been made in the accompanying financial statements to facilitate understanding by readers outside Japan.

For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from Japanese yen at the rate of ¥105.69=US$1, the approximate exchange rate prevailing on March 31, 2004.

2. ACCOUNTING POLICIES

a Valuation standards and methods of significant assets

(1) Securities—
Other securities:

Those with market value—
Market value method is based on the market value on the last day of the consolidated fiscal year (Valuation profit or loss is processed entirely using the direct capitalization method, with cost of sales being calculated using the moving average method)

Those not tied to market—
At cost according to the moving average method.

(2) Derivatives—
Market value method

(3) Inventories—
Merchandise: Lower of cost or market price according to the moving average method.
Supplies: Last purchase price method

b Depreciation method of significant depreciable assets

(1) Tangible fixed assets—
The Company and its domestic consolidated subsidiaries adopt the declining balance method except for the items stated below, and overseas consolidated subsidiaries adopt the straight-line method.

However, the Company and its domestic consolidated subsidiaries adopt the straight-line method for building (excluding fixtures) acquired on or after April 1, 1998.

(2) Intangible fixed assets—
The straight-line method is adopted. Software for internal-use is amortized based on the straight-line method with useful life determined according to the Company's policy (5 years).

c Accounting policies for calculation of significant allowances

(1) Allowance for doubtful accounts—
To allow for losses due to bad debts, the Company set aside an allowance based on the historical ratio for unspecified receivables, and on the collectibility for specific receivables (such as delinquent accounts).

(2) Accrued bonuses—
For the payment of bonuses to employees, an estimated amount is set aside.

(3) Allowance for returned goods—
To prepare for sales returns after the end of the current consolidated fiscal year, the Company records the amount of gross profit of estimated sales returns based on its historical ratio, and other factors.

Historically, the Company expensed sales returns when goods were returned. However, because the amount of sales returns increases as sales grow, and because this tendency is expected to continue in the years ahead, the Company set aside an allowance for returned goods based on its historical ratio (starting from the current consolidated fiscal year) to fairly present the periodic financial results. Because of this change, the amount of gross profit recorded on the consolidated statements of income is ¥135 million less than the amount based on the previous method. The amounts of operating income, ordinary income, and income before taxes and minority interests recorded on the consolidated statements of income are also ¥135 million less than those based on the previous method.

(4) Reserve for retirement benefits—
To prepare for the payment of retirement benefits to employees, the Company records estimated amounts of retirement benefit obligations and pension assets as of the end of the current consolidated fiscal year.

Actuarial differences are apportioned over a fixed term (of 5 years) from the date of occurrence, within the employees' average remaining service period. And these differences are expensed using the straight-line method after such an accrual.

(5) Reserve for retirement benefits for directors and corporate auditors—
To prepare for the payment of retirement benefits for directors and corporate auditors, the Company records an amount required for payment at year-end in accordance with the internal rules.

d Accounting for lease transactions

Finance lease transactions other than those for which the ownership of leased property is deemed to be transferred to the lessee are accounted for as normal rental transactions.

e Accounting for significant hedge transactions

Hedge transactions are accounted for on a general accrual basis.

(1) Hedge instruments: Forward exchange contracts and currency swap transactions

(2) Subject of hedge: Anticipated transactions in foreign currencies

(3) Hedging policy: Transactions are conducted in such a way so as to minimize risks of exchange rate fluctuations.

f Other significant matters for the preparation of consolidated financial statements

(1) Accounting for consumptions taxes—
Consumption taxes are excluded from sales.

(2) Accounting for new share subscription right issuance costs—
New share subscription right issuance costs are fully expensed when the respective new share subscription rights are issued.

3. CONSOLIDATED STATEMENTS OF CASH FLOWS

The cash and cash equivalents in the statements of cash flows are cash on hand, demand deposits, and highly liquid short-term investments with minimal risk of price fluctuation and maturity of less than 3 months.

4. CHANGE OF ACCOUNTING POLICIES

Accounting for installment sales—
Historically, the Company recorded income related to installment sales based on the installment method for those with an installment period of six months or more. But because of the sales decrease, and because this tendency is expected to continue in the years ahead—which significantly lowers the necessity to provide for after-sales costs such as allowances for doubtful accounts and receivable collection costs—the Company records income related to installment sales on a general sales basis as the principal method for recording income (from the current consolidated fiscal year) to fairly present an appropriate matching of income and expenses. Because of this change, the gross profit recorded on the consolidated statements of income is ¥217 million more than the amount based on the previous method. The amounts of operating income, ordinary income, and income before taxes and minority interest recorded in the consolidated statements of income are also ¥217 million more than those based on the previous method.



Corporate Data

(As of March 31, 2004)

Company name: Belluna Co., Ltd.
Head office: 4-2, Miyamoto-cho, Ageo City, Saitama Pref. 362-8688, Japan
Tel: +81-48-771-7753
Paid-in capital: ¥7,114 million
Established: June 1977
Employees: 789
Businesses: Belluna is a mail-order sales company through catalogs and the mass media, with primary clientele being women in their 40's to 60's.
Consolidated subsidiaries: Refre Co., Ltd.
Bell-Net International Hong Kong Ltd.
B.N. International U.S.A. Inc.
Bell-Net Finance Co., Ltd.
El Dorado Co., Ltd.
Ozio Co., Ltd.
Friendly Co., Ltd.

Board of Directors & Corporate Auditors

(As of June 29, 2004)

President and Representative Director	Kiyoshi Yasuno
Senior Managing Director	Yukio Ohashi
Directors	Masako Sato
	Tomonori Uno
	Junko Shishido
Standing Corporate Auditor	Tadashi Furuhashi
Corporate Auditors	Isao Nakamura
	Yukimitsu Watabe

Investor Information

(As of March 31, 2004)

Common stock
Exchange: Tokyo Stock Exchange, 1st Section
Shares issued and outstanding: 21,695,878
Number of shareholders: 3,584

ADRs
Exchange: OTC (U.S.A.)
Ratio: 2 ADRs = 1 Ordinary Share
Symbol: BLUNY
CUSIP: 07986W102
Depositary: The Bank of New York
Tel: (212)815-2293
U.S. toll free 888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

For further information:
URL: http://www.irstreet.com/e/index.jsp?brand_code=9997
E-mail: ir@belluna.co.jp

Topics

■ Stock buyback
The Company repurchased 394,000 of its own shares. Another buyback is slated for the current term.

■ Stock split
The Company made a stock split for each share into 1.1 shares for every shareholder as of March 31, 2004.

BELLUNA
BELLUNA CO., LTD.

4-2, Miyamoto-cho, Ageo City, Saitama 362-8688, Japan
Tel: +81-48-771-7753
URL(Official site) http://www.belluna.co.jp
(IR site) http://www.irstreet.com/e/index.jsp?brand_code=9997